Filed Pursuant to Rule 424(b)(3)
File No. 333-125546

SUPPLEMENT NO. 2 DATED APRIL 18, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review this Supplement No. 2 (which is cumulative and replaces the first Supplement).

TABLE OF CONTENTS

Status of the Offering	S – 3
Recent Developments	S – 3
Management	S – 4
Experience of Prior Programs	S – 4

The prospectus, and this supplement, each contain forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 28, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	1,260,120	13,861,318	12,475,186

Total	6,022,025	$63,861,318	$57,475,186

RECENT DEVELOPMENTS

On April 11, 2006, we caused one of our wholly-owned subsidiaries, Apple Seven Hospitality Ownership, Inc., to enter into an assignment of a purchase contract relating to a hotel in San Diego, California. The hotel has 200 guest rooms and is licensed to operate as a Hilton Garden Inn®. The purchase price for the hotel is $34,500,000.

The assigned purchase contract was executed on March 9, 2006 by the current owner of the hotel and Apple Suites Realty Group, Inc., which is wholly-owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. We have no material relationship or affiliation with the current hotel owner, except for the relationships that result, or are expected to result, from any purchase, the pending purchase contract or any related documents.

In connection with the assignment of the purchase contract, Apple Seven Hospitality Ownership, Inc., as our purchasing subsidiary, reimbursed Apple Suites Realty Group, Inc. for the initial contract deposit of $350,000. This reimbursement payment did not constitute or result in a profit to Apple Suites Realty Group, Inc. In addition, because the review period under the purchase contract has expired, our purchasing subsidiary has paid an additional deposit of $500,000 into escrow. The additional deposit and the reimbursement payment were each funded by our ongoing offering of units.

Certain conditions must be met before the hotel is purchased, and none of these conditions are currently satisfied. Accordingly, there can be no assurance at this time that our purchasing subsidiary will acquire the hotel. All brand and trade names, logos or trademarks contained, or referred to, above are the properties of their respective owners.

MANAGEMENT

Two individuals, Glenn W. Bunting, Jr. and Kent W. Colton, were elected to the Board of Directors on March 14, 2006. (Their election was described as pending on page 61 of the prospectus). Mr. Bunting’s term will expire in 2007 and Mr. Colton’s term will expire in 2008.

EXPERIENCE OF PRIOR PROGRAMS

Prospective investors should refer to the below information on prior programs sponsored by Mr. Knight. This information updates the information presented in the prospectus and is generally current as of, or for the period ending on, December 31, 2005. The prospectus contains the full names of the entities involved in the programs described below.

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2005. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Cornerstone, Apple REIT Six, Apple Hospitality Five and Apple Hospitality Two will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Part II of our registration statement contains detailed information on the property acquisitions of Cornerstone, Apple Suites, Apple Hospitality Two, Apple Hospitality Five and Apple REIT Six and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Seven, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2005, Glade M. Knight sponsored only Cornerstone, Apple Suites, Apple Hospitality Two, Apple Hospitality Five and Apple REIT Six, which have investment objectives similar to ours. Cornerstone, Apple Suites, Apple Hospitality Two, Apple Hospitality Five and Apple REIT Six were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of shares in us.

See page 71 of the prospectus, beginning with the subheading “Prior Performance of Programs Sponsored by Glade M. Knight” for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to those of the Company.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•	“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

(Remainder of Page is Intentionally Blank)

TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple REIT Six and Apple Hospitality Five, whose investment objectives are similar to those of Apple REIT Seven, and whose offerings closed or were in progress within the three years ending December 31, 2005.

	Apple REIT Six	Apple Hospitality Five
Dollar Amount Offered	$1,000,000,000	$500,000,000
Dollar Amount Raised	901,953,000	500,000,000
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%	10.00%
Organizational Expenses	0.21%	0.30%
Other	0.00%	0.00%
Reserves	0.50%	0.50%
Percent Available for Investment	89.29%	89.20%
ACQUISITION COSTS:
Prepaid items and fees to purchase property	87.29%	87.20%
Cash down payment	0.00%	0.00%
Acquisition fees (1)	2.00%	2.00%
Other	0.00%	0.00%
Total Acquisition Costs	89.29%	89.20%
Percentage Leverage (excluding unsecured debt)	9.00%	1.11%
Date Offering Began	April 2004	January 2003
Length of offering (in months)	21	15
Months to invest 90% of amount available for investment (measured from beginning of offering)	21	24

(1)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the aggregate compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and whose offerings closed within the three year period ended December 31, 2005, and (ii) by all other programs active during the three year period ended December 31, 2005.

	Apple REIT Six	Apple Hospitality Five	Apple Hospitality Two		Apple Suites (3)		Cornerstone (6)
Date offering commenced	April 2004	January 2003	May 2001		August 1999		May 1993
Dollar amount raised	$901,953,000	$500,000,000	$300,000,000		$125,000,000		$432,309,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Acquisition fees
Real Estate commission	15,500,000	8,200,000	8,247,000		3,389,000		4,075,000
Advisory Fees (7)	2,000,000	3,000,000	749,000		706,000		516,000
Other	—	—	—		—		—
Cash generated from operations before deducting payments to Prior Program Sponsor	33,811,000	83,115,000	132,555,000		22,416,000		346,528,000
Management and Accounting Fees	—	—	—		(1)		3,088,000
Reimbursements	—	—	423,000		572,000		2,718,000
Leasing Fees	—	—
Other Fees	—	—	15,700,000	(4)	3,840,000	(5)	13,266,000	(2)

There have been no fees from property sales or refinancings

(1)	Effective January 1, 2001, Apple Suites acquired Apple Suites Management and its subsidiaries. In 2000, Apple Suites paid Mr. Glade M. Knight, its President and Chairman, a deposit of $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management. For financial reporting purposes, Apple Suites recorded the $900,000 of cash plus the fair value of net liabilities assumed of $513,520 from Apple Suites Management and its subsidiaries as a management termination fee (total of $1,413,520) in 2001. Effective January 1, 2001, all inter-company transactions, including lease revenue and rental expenses, between Apple Suites and Apple Suites Management were eliminated in consolidation.
(2)	Upon the merger transaction in which Cornerstone acquired Apple Residential (on July 23, 1999), the Class B convertible shares of Apple Residential, all of which were held by management of Cornerstone, were converted into Series A convertible preferred shares of Cornerstone. The amount shown is the expense that resulted upon conversion.
(3)	Effective January 31, 2003 Apple Suites merged with and into a subsidiary of Apple Hospitality Two.
(4)	Effective January 31, 2003, Apple Hospitality Two acquired all shares of Apple Suites Advisors (previously owned by Mr. Glade Knight). As a result of this transaction, Mr. Knight received $2 million in cash and a note due in 2007 in the amount of $3.5 million. Additionally as the result of this transaction, Apple Hospitality Two’s Series B Preferred Shares were converted into approximately 1.3 million Series C Preferred Shares. The Series C Preferred Shares were valued at $10.2 million.
(5)	Effective with the merger of Apple Suites and Apple Hospitality Two the 24,000 Series B Shares owned by Mr. Knight or affiliates were converted into 480,000 common shares which were exchanged for 480,000 common shares of Apple Hospitality Two valued at $8 per share.
(6)	Effective April 1, 2005, Cornerstone merged with and into a subsidiary of Colonial Properties Trust.
(7)	Effective February 1, 2003, Apple Hospitality Five advisory fees and related expenses are paid to Apple Hospitality Two.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III – PART 1: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Cornerstone, Apple REIT Six, Apple Hospitality Five, Apple Hospitality Two and Apple Suites, whose offerings closed or were in progress in the five year period ending December 31, 2005. Cornerstone merged into Colonial Properties Trust on April 1, 2005, therefore no results are presented for the year ended December 31, 2005. Apple Suites merged into Apple Hospitality Two on January 31, 2003. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2004 Cornerstone	2003 Cornerstone	2002 Cornerstone	2001 Cornerstone	2005 Apple REIT Six	2004 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple Hospitality Five
Gross revenues	$182,492,000	$171,652,000	$162,718,000	$152,667,698	$101,790,000	$14,435,000	$109,413,000	$90,260,000
Profit on sale of properties
Less: Operating expenses	97,043,000	82,668,000	74,860,000	62,171,562	68,733,000	11,623,000	71,207,000	59,107,000
Interest income (expense)	(46,050,000)	(45,622,000)	(41,653,000)	(30,454,911)	2,126,000	328,000	127,000	421,000
Depreciation	54,893,000	52,794,000	46,021,000	39,998,916	11,366,000	1,881,000	11,187,000	9,452,000
Net income (loss) GAAP basis	(15,494,000)	(7,298,000)	(83,000)	17,989,530	23,817,000	1,259,000	27,146,000	22,122,000
Taxable income	—	—	—	—	—	—	—	—
Cash generated from operations	40,026,000	41,678,000	46,815,000	50,826,085	28,907,000	2,904,000	38,504,000	30,955,000
Cash generated from sales
Cash generated from refinancing
Less cash distributions to investors	46,509,000	47,304,000	55,743,000	45,905,786	48,865,000	9,479,000	39,781,000	38,928,000
Cash generated after cash distribution	(6,483,000)	(5,626,000)	8,928,000	4,920,299	(19,958,000)	(6,575,000)	(1,277,000)	(7,973,000)
Less: Special items	—	—	—	—	—	—	—	—
Cash generated after cash distributions and special items	(6,483,000)	(5,626,000)	8,928,000	4,920,299	(19,958,000)	(6,575,000)	(1,277,000)	(7,973,000)
Capital contributions, net	6,908,000	51,666,000	6,774,000	6,468,580	471,784,000	333,295,000	(2,103,000)	89,836,000
Fixed asset additions	20,778,000	21,289,000	37,455,000	79,571,000	570,034,000	181,047,000	35,525,000	66,218,000
Line of credit-change in(1)	6,664,000	13,604,000	—	—	28,000,000	—	—	—
Cash generated(2)	373,000	13,000	(7,276,072)	4,515,431	(106,842,000)	142,766,000	(37,548,000)	14,810,000
End of period cash	1,766,000	1,393,000	1,380,000	8,656,072	35,948,000	142,790,000	1,082,000	38,630,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary Income	12	5	33	76	50	24	57	58

	2004 Cornerstone	2003 Cornerstone	2002 Cornerstone	2001 Cornerstone	2005 Apple REIT Six	2004 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple Hospitality Five
Capital gain	7	2	—	—	—	—	—	—
Cash distributions to investors Source (on GAAP basis)
Investment income	12	5	33	76	50	24	57	58
Long-term capital gain	7	2		—	—	—	—	—
Return of capital	61	81	79	36	30	26	23	22
Source (on Cash basis)
Sales	7	—	—	—	—	—	—	—
Refinancings	—	—	—	—	—	—	—	—
Operations	73	88	112	112	80	50	80	80
Other	—	—	—	—	—	—	—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%				100%		100%

*	Any rows not reflected from SEC Industry Guide 5 are not applicable to the programs.
(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III – PART 2: OPERATING RESULTS OF PRIOR PROGRAMS

(See introduction to Part 1 of Table III for further information)

	2003 Apple Hospitality Five	2005 Apple Hospitality Two	2004 Apple Hospitality Two	2003 Apple Hospitality Two	2002 Apple Hospitality Two	2001 Apple Hospitality Two	2002 Apple Suites	2001 Apple Suites
Gross revenues	$33,130,000	$227,469,000	$211,193,000	$192,593,000	$105,254,000	$10,436,765	$48,724,590	$45,861,995
Profit on sale of properties	—	—	—	—	—	—	—	—
Less: Operating expenses	20,944,000	152,451,000	144,122,000	147,464,000	66,795,000	2,262,543	32,958,196	28,886,841
Interest income (expense)	(33,000)	(27,162,000)	(35,613,000)	(23,919,000)	(12,109,000)	633,466	(6,907,362)	(5,833,448)
Depreciation	4,001,000	25,722,000	24,363,000	19,016,000	7,467,000	1,084,933	5,555,431	4,787,486
Loss from discontinued operations	—	3,262,000	646,000	697,000	16,000	—	—	—
Net income (loss) GAAP basis	8,152,000	18,872,000	6,449,000	1,497,000	18,867,000	3,316,719	3,303,601	4,030,649
Taxable income	—	—	—	—	—	—	—	—
Cash generated from operations	10,656,000	46,819,000	20,367,000	35,923,000	24,002,069	4,694,360	7,237,462	9,118,278
Cash generated from sales
Cash generated from refinancing
Less cash distributions to investors	15,566,000	33,372,000	37,601,000	54,244,000	17,330,704	2,767,054	10,887,004	10,719,530
Cash generated after cash distribution	(4,910,000)	13,447,000	(17,234,000)	(18,321,000)	6,671,365	1,927,276	(3,649,542)	(1,601,252)
Special items	—	—	—	—	—	—	—	—
Cash generated after cash distributions and special items	(4,910,000)	13,447,000	(17,234,000)	(18,321,000)	6,671,365	1,927,276	(3,649,542)	(1,601,252)
Less: Capital contributions, net	356,429,000	119,000	—	90,107,000	145,242,291	122,888,957	—	35,862,615
Fixed asset additions	322,263,000	10,463,000	22,174,000	60,876,000	20,225,000	108,056,000	1,828,836	34,148,451
Line of credit-change in(1)	—	(7,175,000)	11,000,000	—	—	—	1,500,000	—
Cash generated(2)	23,817,000	(12,703,000)	(4,178,000)	(108,226,000)	110,052,964	15,468,741	(4,489,590)	5,678,833
End of period cash	23,820,000	415,000	13,118,000	17,296,000	125,521,805	15,468,841	3,842,301	8,331,891
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary Income	42	70	50	105	61	41	37	52
Capital gain	—	—	—	—	—	—	—	—
Cash distributions to investors Source (on GAAP basis)
Investment income	42	70	50	105	61	41	37	52
Long-term capital gain	—	—	—	—	—	—	—	—
Return of capital	38	10	40	20	39	34	49	25
Source (on Cash basis)
Sales	—	—	—	—	—	—	—	—
Refinancings	—	—	—	—	—	—	—	—
Operations	80	80	90	125	100	75	86	77
Other	—	—	—	—	—	—	—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100%					100%

(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE IV: RESULTS OF COMPLETED PROGRAMS

Table IV shows the aggregate results during the period of operation for Cornerstone Realty and Apple Suites, both of which completed operations within the five year period ending December 31, 2005. Cornerstone Realty merged into Colonial Properties Trust on April 1, 2005. Apple Suites merged into Apple Hospitality Two, Inc. on January 31, 2003.

	Cornerstone	Apple
	Realty (1)	Suites (2)
Dollar Amount Raised	$432,309,000	$125,000,000
Number of Properties Purchased	107	17
Date of Closing of Offering	12/01/01	4/17/01
Date of First Sale of Property	3/10/00	1/31/03
Date of Final Sale of Property	4/01/05	1/31/03
Tax and Distribution Data per $1,000 Investment through:
Federal Income Tax Results:
Ordinary income (loss)
— from operations	$688	$193
— from recapture	$407	$205
Capital Gain (loss)	$28	$—
Deferred Gain
— Capital	$—	$—
— Ordinary	$—	$—
Cash Distributions to Investors	$1,123	$398
Source (on GAAP basis)
— Investment income	$716	$193
— Return of Capital	$407	$205
Source (on cash basis)
— Sales	$7	$—
— Refinancing	$—	$—
— Operations	$1,116	$398
— Other	$—	$—
Receivable on Net Purchase Money Financing	$—	$—
(1) — Merged into a subsidiary of Colonial Properties Trust on April 1, 2005 (2) — Merged into a subsidiary of Apple Hospitality Two, Inc. on January 31, 2003

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE V: SALES OR DISPOSALS OF PROPERTIES

On July 23, 1999, Apple Residential merged with Cornerstone. Prior to the merger, Apple Residential owned 29 apartment communities containing 7,503 apartment homes. The aggregate purchase price of these apartment communities was $311 million. In addition, Apple Residential’s debt of approximately $32 million was assumed by Cornerstone.

On January 31, 2003, Apple Suites, Inc. merged into a subsidiary of Apple Hospitality Two. Prior to the merger, Apple Suites owned 17 extended-stay hotels.

On April 1, 2005, Cornerstone merged into a subsidiary of Colonial Properties Trust. Prior to the merger, Cornerstone owned 87 apartment communities.

Sale of 20 Cornerstone apartment communities from January 1, 2000 through April 1, 2005

(date of merger into subsidiary of Colonial Properties Trust):

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Polo Club	Jun-93	Mar-00	$6,981,271	—	—	—	$6,981,271	—	$6,316,249	$6,316,249	$665,022
The Hollows	Jun-93	Mar-00	9,022,300	—	—	—	9,022,300	—	5,399,048	5,399,048	3,623,252
County Green	Dec-93	Mar-00	6,968,193	—	—	—	6,968,193	—	4,513,698	4,513,698	2,454,495
Wimbledon Chase	Feb-94	Mar-00	9,642,424	—	—	—	9,642,424	—	4,921,443	4,921,443	4,720,981
Chase Mooring	Aug-94	Mar-00	9,708,525	—	—	—	9,708,525	—	6,349,566	6,349,566	3,358,959
Wind Lake	Apr-95	Mar-00	11,719,900	—	—	—	11,719,900	—	10,034,679	10,034,679	1,685,221
Magnolia Run	Jun-95	Mar-00	7,083,707	—	—	—	7,083,707	—	6,062,839	6,062,839	1,020,868
Breckinridge	Jun-95	Mar-00	7,087,026	—	—	—	7,087,026	—	6,482,929	6,482,929	604,097
Bay Watch Pointe	Jul-95	Mar-00	5,202,102	—	—	—	5,202,102	—	4,629,336	4,629,336	572,766
Hanover Landing	Aug-95	Mar-00	7,844,760	—	—	—	7,844,760	—	6,912,569	6,912,569	932,191
Osprey Landing	Nov-95	Mar-00	7,117,989	—	—	—	7,117,989	—	5,187,648	5,187,648	1,930,341
Sailboat Bay	Nov-95	Mar-00	14,033,626	—	—	—	14,033,626	—	13,618,785	13,618,785	414,841
West Eagle Green	Mar-96	Mar-00	6,270,754	—	—	—	6,270,754	—	5,681,319	5,681,319	589,435
Savannah West	Jul-96	Mar-00	12,477,233	—	—	—	12,477,233	—	12,738,393	12,738,393	(261,160)
Paces Arbor	Mar-97	Mar-00	6,135,943	—	—	—	6,135,943	—	5,894,202	5,894,202	241,741
Paces Forest	Mar-97	Mar-00	7,158,690	—	—	—	7,158,690	—	6,781,827	6,781,827	376,863
Signature Place	Aug-96	Mar-00	6,900,000	—	—	—	6,900,000	—	7,792,000	7,792,000	(892,000)
Polo Run	Jul-99	Feb-03	9,000,000	—	—	—	9,000,000	—	9,156,000	9,156,000	(156,000)
Arbors at Windsor Lake	Jan-97	Jul-04	10,500,000	—	—	—	10,500,000	—	12,327,274	12,327,274	(1,827,274)
Stone Ridge	Dec-93	Jul-04	5,500,000	—	—	—	5,500,000	—	6,688,548	6,688,548	(1,188,548)

			$166,354,443				$166,354,443		$147,488,352	$147,488,352	$18,866,091

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.